EXHIBIT 1.1

Formatted: Font: Bold

[CapStone Letterhead]

February 3, 2010 Kraig T. Higginson Executive Chairman Raser Technologies, Inc. 5152 North Edgewood Drive Suite 375 Provo, UT 84604

Re: Common Stock and Preferred Stock – Registered Direct Offering

Dear Mr. Higginson:

     This letter agreement (this "Agreement") will confirm the arrangements under which CapStone Investments ("CapStone") is authorized to act as exclusive underwriter ("Underwriter") for Raser Technologies, Inc., and its affiliates and subsidiaries ("RZ") in connection with the proposed offering of a total approximate amount of up to 5,000 shares of preferred stock at a price of $1,000 per share, that will include a warrant to purchase up to an additional 14,000 shares of preferred stock (collectively, the "Securities") of RZ (the "Offering"). The terms of this letter will expire at 5:00 p.m. on February 15, 2010, unless fully executed by duly authorized representatives of both parties.

     The services provided by CapStone are separated into the following basic areas: due diligence and underwriting. A description of CapStone's functions and activities in each of these areas and the applicable compensation to CapStone are described as follows:

DUE DILIGENCE/DISCLOSURE

     RZ agrees to provide the Underwriter with certain information which may also include confidential information, including up-to-date financial data on its operations. This information shall be furnished in a timely manner and shall be complete and accurate to the best of RZ's knowledge. RZ authorizes the Underwriter to commence such due diligence investigations which in the Underwriter's reasonable good faith judgment would be required to verify RZ's ability to complete the transactions, make the required representations, perform its obligations under the proposed covenants and cause the projected payments to be made under the terms of the Securities. RZ will represent and warrant that the information provided by RZ and the Offering Materials do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make any statement not misleading.

     The Underwriter will: (a) review the due diligence files prepared by RZ, its counsel and/or other 3rd parties for the transaction, including any and all required opinion letters; (b) provide RZ with a commercially reasonable due diligence checklist to assist in the preparation of the required due diligence files; and, (c) make comments where appropriate and may request additional documentation.

     It is recognized and understood that there is no assurance that the Underwriter's due diligence review process will confirm that RZ should, in the Underwriter's judgment, proceed with the proposal. If the Underwriter decides not to proceed with the proposal based on its due diligence review, it will discuss those factors supporting this conclusion. Before a negative conclusion is arrived at, the Underwriter will discuss its concerns with RZ to determine if the proposal can be modified or adjusted in order to allow the Underwriter to proceed with this engagement. If the Underwriter or RZ determines not to proceed with the proposal, than this Agreement will automatically terminate and RZ and the Underwriter have no further obligations hereunder; provided, however, that the parties' rights and obligations under the NDA (as hereinafter defined) shall not be affected by the termination of this Agreement.

     Should RZ elect to engage CapStone, and in order to begin the Due Diligence portion of this engagement, please execute this Agreement and remit, to the extent that RZ has not already done so, the sum of FORTY-FIVE THOUSAND DOLLARS ($45,000) by wire transfer according to the wire transfer instructions below, as a reasonable advance against out-of-pocket accountable expenses actually anticipated to be incurred by CapStone and its third party professions, which advance will be reimbursed to the Company to the extent not actually incurred Also, please send a signed original to Scott O'Sullivan, CapStone Investments, 12760 High Bluff Drive, San Diego, California 92130.

UNDERWRITING

     With the understanding that the type of offering that has been agreed to with the potential institutional, strategic investor identified by CapStone is a registered offering of 5,000 shares of cumulative convertible preferred stock at a negotiated price of $1,000 per share (the "Preferred Stock") that includes a warrant to purchase up to an additional 14,000 shares of cumulative convertible preferred stock on the same terms as the Preferred Stock (collectively, the "Securities"), RZ and/or the investor will prepare or have prepared all necessary offering, transaction, and/or documents.

FEES

1.	As compensation for the services of CapStone hereunder provided to RZ as underwriter in connection with the Offering, RZ shall pay to CapStone, pursuant to the following wire transfer instructions, a cash fee payable immediately upon the closing of the Offering, equal to 5% of the aggregate gross proceeds raised in the Offering from Preferred Stock purchased by investor, which is the sum of $250,000.

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2.	As additional compensation for the services of CapStone hereunder provided to RZ as underwriter in connection with the Offering, RZ shall deliver to CapStone (or a warrant agent for the benefit of CapStone) at the Closing, such number of warrants (the "Underwriter Warrants") to purchase shares of RZ's common stock equal to 3.5% of the number equivalent of shares of common stock that would equal the dollar amount of the Preferred Stock being issued to the purchaser in the Offering, at the price per share of Common Stock of $1.02 per share.

The Underwriter Warrants shall have an exercise price that is 125% of the per share purchase price of the Common Stock in the Offering (which exercise price is $1.275 per share) and the expiration date shall be five years from the effective date of the closing of the Offering, (which will be the issue date for the Underwriter Warrants). In calculating the number of Underwriter Warrants, the potential cash proceeds and share issuances from the exercise of any warrants issued to the purchaser in the Offering shall be excluded. The Underwriter Warrants shall comply in all respects with Financial Industry Regulatory Authority ("FINRA") Rule 5110, not have anti-dilution protections and, per FINRA Rule 5110 (g)(1) shall not be transferable for 181 days from the closing of the Offering (which will be the issue date for the Underwriter Warrants), except as permitted by FINRA Rule 5110 (g)(2), and further, the number of common shares underlying the Underwriter Warrants shall be reduced if necessary to comply with FINRA rules or regulations. Neither the Underwriter Warrants nor the common shares underlying the Underwriter Warrants are required to be registered in connection with the Offering.

     All cash fees will be due and payable, and the Underwriter Warrants are to be delivered, at Closing (if and only if there is a Closing) and shall be a condition of Closing. No additional fees are payable to CapStone as a result of the exercise of any of the warrants issued to the purchaser in the Offering.

RETENTION.

     RZ hereby retains CapStone, and CapStone agrees to act, in accordance with the provisions of this paragraph, as an exclusive representative and exclusive underwriter in connection with the issuance or sale of the Securities during the Term (as hereinafter defined). In connection with this engagement, CapStone's services may include, upon RZ's request, (i) assistance in preparation of materials (which may include a prospectus, a private offering memorandum or institutional group selling document) describing RZ, its business, operations, assets and prospects (the "Offering Materials") and (ii) identifying and contacting potential purchasers of the Securities. RZ will remain the sole owner of all Offering Materials, including, without limitation, all project related information, all contracts, revised or otherwise, all legal opinions and/or documents, and all other materials associated with the project.

     CapStone acknowledges and agrees that, prior to the Closing, RZ shall retain the sole and exclusive right to accept or reject any proposed sale of Securities to other than the purchaser and RZ shall not incur any liability to CapStone for such rejection. RZ, prior to the Closing, may terminate the offer and sale of the Securities at any time in its sole discretion.

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     RZ understands that CapStone will be acting as the exclusive Underwriter of RZ in the offering and sale of the Securities.

ADDITIONAL TERMS AND CONDITIONS

     Term. CapStone will, during the term, within 90 days hereof, arrange for the purchase of the Securities by the institutional, strategic purchaser CapStone has identified to RZ simultaneously with the closing of the sale of the Securities to CapStone at Closing ("Term").

     If there is a Closing during the Term, with the institutional, strategic purchaser CapStone has identified to RZ, relating to an offering of the Securities of RZ pursuant to the services of CapStone hereunder, then CapStone's fee will be due and payable as provided herein.

     Escrow. It is agreed and understood that CapStone will require that an escrow agent or investment fund hold the investor proceeds and that the escrow agent or fund manager holding the investor proceeds available for distribution to the issuer shall, at closing, wire transfer directly to CapStone any cash fee due on the gross proceeds of $5 million from the sale of the Preferred Stock to the purchaser.

     Information. During the course of the Term, RZ agrees to furnish CapStone with such information about RZ as CapStone may commercially reasonably request, including information to be included in a prospectus, a private offering memorandum, offering circular or other disclosure document ("Company Information"). RZ represents and warrants to CapStone that all Company Information will be accurate and complete in all material respects and will not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which such statements are made, not misleading, in each case at the time such information is furnished. RZ agrees to advise CapStone during the period of the engagement of all developments materially affecting RZ or the accuracy of the Company Information previously furnished to CapStone. RZ acknowledges and confirms that CapStone (i) will be relying solely on such information and other information available from generally recognized public sources in performing the services contemplated hereunder, (ii) will not independently verify the accuracy or completeness of such information, (iii) does not assume responsibility for the accuracy or completeness thereof, and (iv) will make appropriate disclaimers consistent with the foregoing and their affiliates may share with each other, any information related to RZ or RZ's affiliates (including information relating to creditworthiness), provided that CapStone take all necessary actions as defined in the letter executed by the parties dated August 27, 2009 (the "NDA") to protect such confidential information.

OTHER FEES AND EXPENSES.

     RZ will, if applicable, endeavor in good faith, in cooperation with CapStone and its counsel, to qualify, to the extent applicable and/or required by applicable law, the sale of the Securities for offer and sale under the applicable securities of such jurisdictions as CapStone may commercially reasonably designate, and RZ will use its best efforts to maintain such qualifications in effect for as long as may be required for the distribution of the Securities. In

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each jurisdiction where the Securities shall have been qualified as above provided, RZ will make and file such statements and reports in each year as are or may be required by the law of such jurisdiction.

In addition, RZ shall be responsible for all commercially reasonable fees, charges, expenses and disbursements relating to the Offering, including, without limitation, all commercially reasonable fees, charges, expenses and disbursements in connection with (i) the preparation (including, but not limited to, reasonable attorneys' fees, reasonable accountants' fees, and other reasonable related consultants' fees), printing, filing, distribution and mailing of any offering, transaction, or loan documents and any supplement and amendment thereto and all other documents relating to the Offering and the purchase, sale and delivery of the Securities, including the cost of all copies thereof; (ii) the issuance, sale, transfer and delivery of the Securities, including any transfer or other taxes payable thereon and the fees of any transfer agent or registrar, and (iii) the registration or qualification of the Securities for offer and sale under the securities laws of such states and other jurisdictions as may be required (including, without limitation, all filing and registration fees and disbursements). Any third party cost or expense incurred by CapStone exceeding five thousand dollars ($5,000) will be submitted in writing to RZ by CapStone for pre-approval, which shall not be unreasonably withheld. It is understood that the total third part costs and expenses incurred by CapStone are not expected to exceed $50,000. RZ understands and agrees that any investor may require that its attorneys' fees and expenses also be paid by RZ or from the proceeds of the financing. The foregoing costs and expenses shall be paid at the Closing of the Offering. In the event that the Closing does not take place or is abandoned, RZ shall be responsible for reimbursing to CapStone only the out-of-pocket accountable expenses actually incurred by CapStone or third parties associated with CapStone in connection with the proposed transaction; provided, however, that the legal fees incurred by CapStone, and to be reimbursed to them by RZ, shall not exceed $30,000.

     Indemnification. RZ agrees to indemnify CapStone and its affiliates and each person in control of CapStone and its affiliates and their respective officers, directors, employees, agents and representatives and their respective affiliates and control persons (collectively, the "CapStone Indemnified"), arising out of or based upon any untrue statement of any material fact contained in the Offering Materials or confidential information or the omission or alleged omission to state therein a material fact to be stated therein or necessary to make the statements therein in the light of the circumstances under which they are made, not misleading; provided, however, that RZ shall not be liable in any such case to the extent that any such loss, claim, damage, liability, or action arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission made therein upon, and conformity with, information relating to any CapStone Indemnified party furnished to RZ by any CapStone Indemnified party specifically for the use in the preparation thereof; provided, further, that no such indemnity shall be provided against negligent acts of, or willful misconduct by, the CapStone Indemnified.

     Other Services. RZ acknowledges and agrees that CapStone and/or its affiliates may be requested by RZ to provide additional services with respect to RZ or other matters contemplated hereby. Any such services will be set out in and governed by a separate agreement(s) (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to RZ and CapStone (or any such affiliate). Nothing in this Agreement is intended to

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obligate or commit CapStone or any of its affiliates to provide any services or financing other than as set out herein.

     No Shareholder Rights. RZ acknowledges and agrees that CapStone has been retained only by RZ and that RZ's engagement of CapStone is not deemed to be on behalf of and is not intended to confer rights upon any shareholder, owner or partner of RZ or CapStone or any other person not a party hereto. Unless otherwise expressly agreed, no person or entity other than RZ is authorized to rely upon RZ's engagement of CapStone or any statements, advice, opinions, or conduct by CapStone.

     Successors and Assigns. This engagement agreement is binding on all successors and assigns. However, it shall not be assigned without the prior written consent of the other party. This agreement shall be construed in accordance with and enforceable under the laws of the State of California.

     Governing Law. This agreement shall be construed in accordance with and enforceable under the laws of the State of California. This Agreement constitutes the entire agreement between RZ and CapStone, and supersedes all other prior agreements and understandings, written and oral, between the parties hereto with respect to the subject matter hereof and cannot be amended or otherwise modified except in writing executed by the parties hereof. Any dispute arising from the interpretation, validity or performance of this Agreement or any of its terms and provisions shall be submitted to arbitration in Los Angeles, California.

     Miscellaneous. This Agreement may be executed in two or more counterparts, including electronically transmitted counterparts, all of which together shall be considered a single instrument. The term "affiliate" as used herein shall have the meaning ascribed to such term in the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended.

     We are delighted to accept this engagement and look forward to working with you on this assignment. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

Very truly yours, CapStone Investments By: /s/ Jason Diamond Jason Diamond Principal AGREED AND ACCEPTED: Raser Technologies, Inc.

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By:	/s/ Kraig T. Higginson
	Kraig T. Higginson	Dated:_February 3, 2010___________________
Executive Chairman

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